UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 5, 2013

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-11406 (Commission File Number)	52-1762325 (IRS Employer Identification No.)

One Technology Park Drive Westford, Massachusetts (Address of Principal Executive Offices)	01886 (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**KADANT INC.**

Item 7.01 Regulation FD Disclosure.

On November 5, 2013, Kadant Inc. (the "Company") will hold a webcast and conference call to discuss its financial results for the fiscal quarter ended September 28, 2013. A copy of the slides that will be presented on the webcast and discussed in the conference call is being furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

The following exhibit relating to Item 7.01 shall be deemed to be furnished and not filed.

Exhibit No.	Description of Exhibit
99	Slides to be presented by the Company on November 5, 2013

**KADANT INC.**

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: November 5, 2013   By   /s/ Thomas M. O'Brien
                                                                     Thomas M. O'Brien
    Executive Vice President and
      Chief Financial Officer

Third Quarter 2013 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO



Forward-Looking Statements

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, economic and industry outlook, and pending acquisition of Carmanah Design and Manufacturing Inc. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended June 29, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; commodity and component price increases or shortages; international sales and operations; our acquisition strategy; our ability to consummate the pending acquisition, to successfully integrate the acquired business and realize anticipated benefits of the acquisition; the future performance of the oriented strand board industry and housing markets; general economic conditions; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.



Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

A reconciliation of those numbers to the most directly comparable U.S. GAAP financial measures is shown in our 2013 third quarter earnings press release issued November 4, 2013, which is available in the Investors section of our website at www.kadant.com under the heading Investor News.





Jonathan W. Painter

President & CEO

BUSINESS REVIEW



Q3 2013 Financial Highlights

($ Millions, except per share amounts)	**Q3 2013**	**Q3 2012**	**% CHANGE**
Revenue	$91.3	$86.6	5.4%
Gross Margin	43.9%	43.4%	n.m.
Operating Income	$9.9	$9.9	n.m.
Diluted EPS[1]	$0.57	$0.66	-13.6%
Bookings	$81.6	$69.3	17.7%
Net Cash (cash less debt)	$58.7	$41.5	41.3%

Percent change calculated using actual numbers reported in our Q3 2013 earnings release dated November 4, 2013.

[1] Diluted EPS is from continuing operations.



Q3 2013 Revenue By Product Line

($ Millions)	Q3 2013	Q3 2012	% CHANGE	EXCL. FX
Stock-Preparation	$38.8	$34.5	12.6%	9.4%
Doctoring, Cleaning, & Filtration	$28.8	$27.1	6.3%	5.4%
Fluid-Handling	$21.8	$23.6	-7.6%	-8.4%
Fiber-based Products	$1.9	$1.4	33.1%	33.1%
TOTAL	**$91.3**	**$86.6**	**5.4%**	**3.7%**

Percent change calculated using actual numbers reported in our Q3 2013 earnings release dated November 4, 2013.



Q3 2013 Bookings By Product Line

($ Millions)	Q3 2013	Q3 2012	% CHANGE	EXCL. FX
Stock-Preparation	$25.8	$23.7	9.1%	6.9%
Doctoring, Cleaning, & Filtration	$29.2	$24.1	21.1%	19.9%
Fluid-Handling	$24.8	$20.4	21.2%	20.7%
Fiber-based Products	$1.8	$1.1	65.7%	65.7%
TOTAL	**$81.6**	**$69.3**	**17.7%**	**16.4%**

Percent change calculated using actual numbers reported in our Q3 2013 earnings release dated November 4, 2013.



Bookings and Revenues

US$ (millions)





KAI 3Q13 Business Review–November 5, 2013

KĀDANT
AN ACCENT ON INNOVATION

Parts and Consumables Bookings and Revenues



US$ (millions)



KĀDANT
AN ACCENT ON INNOVATION

Carmanah Design & Manufacturing Inc.

- Leading manufacturer of equipment used to debark and cut logs into thin strands that are pressed into engineered Oriented Strand Board (OSB)

- OSB wood panels are used in construction and an expanding number of industrial applications

- OSB is an innovative and environmentally friendly structural wood panel that performs a similar function to plywood but at a lower cost

- Based outside Vancouver, British Columbia



Canadian dollars

Revenues	$29 million
EBITDA*	$ 7 million
Purchase Price	$54 million

* Includes CAD 1 million in non-recurring expenses.



OSB Production Process






Log hauling and sorting ········▶ **Jackladder** ···············▶ **DEBARKING** ··············▶ **STRANDING** ········








◀········ **Forming, pressing, and finishing** ◀··················· **Wet bins, drying, and blending** ◀················



U.S. Single-Family Housing Starts

Thousands of annualized units





A Key Driver for Housing Starts is Pent Up Demand for New Household Formation

Average of Household Formation and Change in Occupied Housing (In thousands)



1.26 million units per year average from 1980-2007

Source: Federal Reserve, RBC Capital Markets



Market Position
OSB Mill Sites


NORTH AMERICA
EUROPE
NEW ZEALAND
SOUTH AMERICA
CARMANAH Mill Sites
Others
Carmanah Stranders are in 65 of the 84 OSB Mills in North America, South America, New Zealand and Europe

KADANT AN ACCENT ON INNOVATION

Parts and Consumables

- More than 70% of revenues from parts and consumables

- $150,000 to $200,000 annual revenues per installed ring strander

- Disposable knives replaced once or twice per day



Ring replaced every 8 to 10 years

Disposable Knife Holder

Replaceable Precision Wear Components

Disposable Knife





REGIONAL PERFORMANCE



North America Bookings and Revenues

US$ (millions)



KAI 3Q13 Business Review–November 5, 2013



Europe Bookings and Revenues

US$ (millions)





KAI 3Q13 Business Review–November 5, 2013

KĀDANT
AN ACCENT ON INNOVATION

China Bookings and Revenues

US$ (millions)



$36.2



Bookings
Revenues

KAI 3Q13 Business Review–November 5, 2013

KĀDANT
AN ACCENT ON INNOVATION

South America Bookings and Revenues

US$ (millions)





KĀDANT
AN ACCENT ON INNOVATION

Guidance for Continuing Operations

- Q4 2013 GAAP diluted EPS of $0.47 to $0.49

- Q4 2013 revenues of $86 to $88 million

- FY 2013 GAAP diluted EPS of $2.02 to $2.04

- FY 2013 revenues of $336 to $338 million





Thomas M. O'Brien

Executive Vice President & Chief Financial Officer

FINANCIAL REVIEW



Quarterly Gross Margins





Quarterly SG&A





3Q12 to 3Q13 Diluted EPS from Continuing Operations



KAI 3Q13 Business Review–November 5, 2013



Cash Flow

($ Millions)	3Q13	3Q12	YTD 3Q13	YTD 3Q12
Income from Continuing Operations	$6.5	$7.7	$17.7	$21.4
Depreciation and Amortization	2.3	2.1	6.7	6.4
Stock-Based Compensation	1.2	1.3	3.8	3.6
Other Items	0.1	0.3	(2.4)	0.2
Change in Current Assets & Liabilities (excl. acquisitions)	2.5	1.8	4.9	(13.9)
Cash Provided by Continuing Operations	**$12.6**	**$13.2**	**$30.7**	**$17.7**


KĀDANT
AN ACCENT ON INNOVATION

Key Working Capital Metrics

	3Q13	2Q13	3Q12
Days in Receivables	64	70	70
Days in Inventory	92	103	85
Days in Payables	46	56	42





Working Capital and Cash Conversion Days

	3Q13	2Q13	3Q12
Working Capital % LTM Revenues*	14.4%	15.1%	13.4%
Cash Conversion Days**	110 days	117 days	113 days

*Working Capital is defined as current assets less current liabilities, excluding cash, debt, and the discontinued operation.
** Based on days in receivables plus days in inventory less days in accounts payable.





Cash and Debt

($ Millions)	3Q13	2Q13	3Q12
Cash, cash equivalents, and restricted cash	$73.2	$64.5	$53.4
Debt	(14.5)	(16.0)	(11.9)
Net Cash	**$58.7**	**$48.5**	**$41.5**





Leverage Ratio

Debt/EBITDA *



* Calculated by adding or subtracting certain items, as required by our Credit Facility, from Adjusted EBITDA. Under our new Credit Facility entered into on August 3, 2012 total debt is defined as debt less domestic cash of up to $25 million. For periods prior to 3Q12, total debt was not reduced for domestic cash.

KĀDANT
AN ACCENT ON INNOVATION

Questions & Answers

To ask a question, please call **877-703-6107** within the U.S. or +1-857-244-7306 outside the U.S. and reference 83375884.

Please mute the audio on your computer.



Q3 2013 Key Take-Aways

- Solid EPS performance

- Strong cash flows

- Pending acquisition of Carmanah Design and Manufacturing



KĀDANT
AN ACCENT ON INNOVATION

Third Quarter 2013 Business Review

Jonathan W. Painter, President & CEO
Thomas M. O'Brien, Executive Vice President & CFO

